

February 25, 2013

Via E-mail
John C. Regan
Senior Vice President - Chief Financial Officer
Quicksilver Resources Inc.
801 Cherry Street, Suite 3700, Unit 19
Fort Worth, Texas 76102

> **Re: Quicksilver Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **Response Letter Dated January 18, 2013**
> **File No. 001-14837**

Dear Mr. Regan:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Exhibit 99.2

1.   We acknowledge your response including Exhibit A to comment 2 in our letter of December 28, 2012. Using the information provided in Exhibit A, we have analyzed the wells completed in the Muskwa formation in light of your response to comment 10 in our letter of September 25, 2012 wherein you state the reserves for the two undeveloped wells targeting the Muskwa formation "are analogous to the average EUR for the developed wells in the Muskwa formation." It appears to us that the proved reserves assigned to the two Muskwa PUD wells exceed the average proved EUR of the three producing Muskwa wells. We note the variance is even more significant when comparing wells in close proximity to each other such as the EUR of the proved

producing Muskwa D-50-A/94-O-15 well to the proved reserves for the two offsetting PUD wells on the same drilling pad.

Please describe for us your methodology including the data and analysis used to support your estimate of the proved reserve quantities assigned to the two Muskwa PUD wells and tell us why your estimates for these wells are reasonably certain at December 31, 2011.

2.   We also note the proved reserve quantities assigned to each of the three Muskwa PDNP wells are identical to the proved reserve quantities for the two Muskwa PUD wells. Please describe for us your methodology including the data and analysis used to support your estimate of the proved reserve quantities assigned to the three Muskwa PDNP wells and tell us why your estimates for these wells are reasonably certain at December 31, 2011.

3.   We have analyzed the information provided in Exhibit A relating to the wells completed in the Klua formation. We note the proved reserves quantities assigned to each of the three Klua PDNP wells exceed the proved EUR of the only producing Klua well. Please describe for us your methodology including the data and analysis used to support your estimate of the proved reserve quantities assigned to the three Klua PDNP wells and tell us why your estimates for these wells are reasonably certain at December 31, 2011.

4.   We note from the "Horn River Asset base map as of December 31, 2011" in Exhibit A that the Muskwa PUD location D-B50-A/94-O-15 is a direct offset to a non-producing Muskwa well, the D-D50-A/94-O-15, but is two offsetting locations away from the only proved producing Muskwa well on the pad, the D-50-A/94-O-15 well. Please tell us what evidence supports the reasonable certainty for assigning proved reserves to location D-B50-A/94-O-15 at December 31, 2011.

5.   We note from the "Horn River Asset base map as of December 31, 2011" in Exhibit A that you have assigned proved developed non-producing reserves to three Klua wells located on the d-50-A Pad; however, there are no proved producing Klua wells on the d-50-A Pad and the closest proved developed producing Klua well, the C-60-D/94-O-16, is approximately 4 miles away. Please tell us what evidence supports the reasonable certainty for assigning proved reserves to each of these non-producing wells at December 31, 2011.

Closing Comments

   You may contact Jennifer O'Brien at (202) 551-3721 or Kim Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

        Sincerely,

        /s/H. Roger Schwall

        H. Roger Schwall
        Assistant Director